Mail Stop 3561

April 27, 2009

Via Fax & U.S. Mail

Mr. Mendel Klein, Chairman of the Board
Laser Master International, Inc.
1000 First Street
Harrison, New Jersey 07029

> **Re:** **Laser Master International, Inc.**
> **Form 10-K for the fiscal year ended November 30, 2008**
> **Filed March 17, 2009**
> **File No. 002-76262-NY**

Dear Mr. Klein:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended November 30, 2008

Financial Statements, page 8
Consolidated Statements of Income, page 10

1.   We note the classification of rental income as "other" income. In this regard, we
        note that your rental income has grown, as well as your investments in real estate
        on the balance sheet. Please tell us what consideration you have given to
        presenting your rental income with revenues as part of operating income on your
        statement of income considering real estate is the new focus of the business. To
        the extent the company plans to grow the real estate business and continue
        making investments in this business, please revise your financial statements to
        present rental income and any related expenses as revenue and cost of revenues,
        respectively. See Rule 5-03(b)(1) and (2) of Regulation S-X for guidance.

Notes to Consolidated Financial Statements, page 13
Note 2 – Investments, page 15

2.   It appears from your disclosure on page 21 that Mendel Klein's (your largest
        shareholder) son in law also has partial ownership in the three real estate
        developments partially owned by you. In this regard, please tell us if you are
        referring to the three joint ventures disclosed on page 15. If so, please tell us the
        ownership percentage owned by Mendel Klein's son in law. Also, tell us how
        you considered Mendel Klein's son in law's ownership percentage for each joint
        venture disclosed on page 15 in evaluating whether you controlled each joint
        venture under the provisions of ARB 51, which would require the joint ventures
        to be consolidated in your financial statements if you have a controlling financial
        interest through direct or indirect ownership of a majority voting interest. If the
        three real estate developments referred to on page 21 are different than the three
        joint ventures disclosed on page 15, please tell us how you account for them in
        your financial statements. We may have further comment upon receipt of your
        response.

3.   We note from your disclosure that the three joint ventures disclosed on page 15
        have no earnings and note from your disclosure on page 4 that the current
        sluggish real estate market does not demand new developments. In consideration
        of the above factors, please tell us and disclose in your financial statements on a
        separate basis, if there has been a loss in value associated with any of your three
        real estate joint ventures and your basis in concluding that the loss was temporary
        or other than temporary. See paragraph 19(h) of APB 18 for guidance. If there
        was no loss in value associated with any of your three real estate joint ventures,
        please explain your facts, circumstances, and assumptions used to support this
        conclusion. Furthermore, please disclose and tell us the nature (i.e. real estate
        development, rental properties, etc.) and the location(s) of the underlying

investment properties for each real estate joint venture disclosed on page 15. We may have further comment upon receipt of your response.

Note 10 - Rental Income and Operating Leases, page 18

4.   We refer to the lease on the owned investment property in Chicago. Please clarify for us, and revise future filings to disclose, the reason for the difference in the lease term of 302 months and the 265 monthly payments to be received. In addition, it appears that you account for this lease as an operating lease and apply the straight-line method of rental income recognition. In this regard, please explain why this lease did not meet the criteria, as stipulated in paragraph 26 of FAS No. 13, to be accounted for as a sales-type lease or direct financing lease. Also, please provide us with and disclose in future filings the carrying book value of your investment property in Chicago for each period presented, separately disclosing gross cost and accumulated deprecation. We may have further comment upon receipt of your response.

5.   We note from your disclosure on page 18 that you own 52.5% of an investment property in Magnoia, Texas. In this regard, please tell us and disclose in future filings whether or not you consolidate this investment property in your financial statements and your basis for your accounting treatment, supported by the applicable accounting literature. Also, please provide us with and disclose in your financial statements the aggregate carrying amount of this investment.

6.   We note from your disclosure that in 2006 you sold a building to an unrelated party and entered into a lease to rent a minor portion of the building. In this regard, please tell us if there was a profit or loss associated with this sale, and how you accounted for the profit or loss in accordance with paragraph 33 of SFAS No. 13.

Exhibit 31

7.   Please revise this certification to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K in future filings.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jeff Jaramillo at 202-551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief